UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02036492

NO ACT
P.E 1-25-02
1-06163

April 1, 2002

Dennis J. Broderick
Senior Vice President
General Counsel and Secretary
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, OH 45202-2471

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2002

Re: Federated Department Stores, Inc.
Incoming letter dated January 25, 2002

Dear Mr. Broderick:

This is in response to your letters dated January 25, 2002 and March 13, 2002 concerning the shareholder proposal submitted to Federated Department Stores by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Retirement System, the New York City Police Pension Fund and the Missionary Oblates of Mary Immaculate. We have also received letters from the proponents dated February 25, 2002 and March 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

PROCESSED
MAY 22 2002
THOMSON
FINANCIAL

cc: Samantha M. Biletsky
Associate General Counsel
The City of New York
Office of Comptroller
1 Centre Street
New York, NY 10007-2341

Seamus P. Finn, OMI
Director
Justice, Peace, and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Federated
DEPARTMENT STORES, INC. 7 West Seventh Street · Cincinnati, Ohio 45202-2471

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

January 25, 2002

513/579-7560
Fax 513/579-7354

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Department Stores, Inc. (the "Company")

Ladies and Gentlemen:

Enclosed please find, pursuant to Securities Act Release No. 6269, a manually signed original and seven photocopies of the No-Action Letter request submitted for filing on behalf of the Company.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed receipt copy of this letter and returning it to the Company's messenger, DeAndre Roaché of the law firm of Jones, Day, Reavis & Pogue, who has been instructed to wait for the date-stamped evidence.

Please do not hesitate to call me the undersigned at (513) 579-7560 or DeAndre Roaché at (202) 879-3711, if you have any questions.

Very truly yours,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

Enclosures

Federated
DEPARTMENT STORES, INC. 7 West Seventh Street · Cincinnati, Ohio 45202-2471

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

January 25, 2002

513/579-7560
Fax 513/579-7354

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) -- Exclusion of Stockholder Proposal

Dear Ladies and Gentlemen:

On behalf of Federated Department Stores, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby file with the United States Securities and Exchange Commission (the "Commission"), six copies of this letter and the attached Exhibit A, which consists of a copy of (i) a letter, dated as of December 19, 2001, from Patrick Doherty, submitted on behalf of the Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System and the New York City Fire Department Pension Fund, and (ii) a letter, dated as of December 13, 2001, from Séamus P. Finn, O.M.I., Director, Justice, Peace and Integrity of Creation Office of The United States Province of Missionary Oblates of Mary Immaculate, submitted on behalf of The United States Province of Missionary Oblates of Mary Immaculate. Each letter in the attached Exhibit A co-sponsors and sets forth an identical stockholder proposal (together with its supporting statement, the "Proposal"), for presentation at the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting").

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2002 Annual Meeting for the reasons stated below and requests the concurrence of the staff members of the Commission's Division of Corporate Finance (the "Staff"), that it will not recommend any enforcement action if the Company omits the Proposal.

A. The Proposal.

The Proposal requires that the Company's stockholders request the Company to commit itself to the implementation of a code of corporate conduct based on certain International Labor

Organization ("ILO") human rights standards by the Company's international suppliers and in the Company's own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards. In support of this request, the Proposal includes six separate "Whereas" clauses, which are set forth in their entirety on attached Exhibit A.

B. Summary of Bases to Exclude the Proposal.

The Company believes the Proposal may be omitted from the Company's proxy materials for the following reasons:

1. *The Proposal is excludable pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules) because it is vague, indefinite and may materially mislead the Company's stockholders.* The Company believes that its stockholders will not understand what they are being asked to consider and what actions they should take, particularly with respect to the ILO conventions referenced in the Proposal. As submitted, the Proposal makes vague and indefinite summary and short-form references to certain ILO conventions. The Proposal, however, does not contain or make reference to the full text of these ILO conventions. The Company believes that its stockholders may be easily and materially misled if they are only informed of and consider the statements in the Proposal that purport to summarize the substance and the "principles" contained in the referenced ILO conventions. Accordingly, the Company believes this rule provides a sufficient basis to exclude the Proposal from the Company's 2002 Annual Meeting proxy materials.

2. *The Proposal is excludable pursuant to Rule 14a-8(i)(10) (Substantially Implemented) because the Company has already substantially implemented the Proposal.* The Staff has ruled on several occasions that stockholder proposals seeking to make a company commit to a code of conduct for its overseas suppliers may be excludable as moot under this rule if the subject matter of the proposal has already been substantially implemented in existing company guidelines. In the present case, the Company has already adopted a "Vendor/Supplier Code of Conduct," (the "Code"), attached as Exhibit B to this letter, which, among other things, is designed to ensure that the Company will only do business with those manufacturers and suppliers that share the Company's commitment to fair and safe labor practices. The Code is divided into three parts: Part I sets forth the general principles upon which the Code is based; Part II sets forth the standards used to evaluate vendor/supplier compliance; and Part III presents methods for evaluating compliance. The Company believes that its Code substantially addresses the substantive issues raised by the Proposal (e.g., child labor, forced labor and workplace discrimination issues). Accordingly, the Company believes that this rule provides a sufficient basis to exclude the Proposal from the Company's 2002 Annual Meeting proxy materials.

3. *The Proposal is excludable pursuant to Rule 14a-8(i)(1) (Improper Under State Law) because it is improper under Delaware state law.* As submitted, the Proposal causes the Company's stockholders to usurp director authority by allowing the Company's

stockholders to commit the Company to implement a code of corporate conduct and establish an independent monitoring system for this code without director approval. The Proposal violates Delaware state law and may thus be excluded pursuant to this rule.

C. Discussion of Deficiencies in the Proposal Justifying Exclusion.

1. The Proposal is excludable pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules) because it is vague, indefinite and misleading.

A company may exclude a stockholder proposal under Rule 14a-8(i)(3) if the proposal is materially misleading to its stockholders. The Company believes that the Proposal is materially misleading because its stockholders will not understand solely from reading the face of the Proposal what they are being asked to consider. A significant source of this confusion is the Proposal's mischaracterization of certain ILO conventions referenced in the Proposal. As stated above, the fifth "Whereas" clause of the Proposal references eight separate ILO conventions by short form name and by number (e.g., "ILO Conventions 87 and 98"). This same fifth "Whereas" clause also contains a one or two-sentence statement for each respective ILO convention reference that attempts to summarize the substance of each respective ILO convention. The Company is concerned that its stockholders may be misled into believing that the Proposal's simple summary statements constitute the full text of the referenced ILO conventions. Such a reasonable belief, however, is materially misleading and completely inaccurate. An example of the Proposal's deliberate mischaracterization is as follows: the Proposal references "ILO Conventions 87 and 98" in the Proposal's fifth "Wheras" clause. "ILO Conventions 87 and 98" are actually short-form references to the following:

- the ILO's "Freedom of Association and Protection of the Right to Organize," adopted by the ILO as of July 9, 1948, consisting of a preamble and 11 separate articles, each of which contains one or more numbered paragraphs; and

- the ILO's "Convention (No. 98) concerning the Application of the Principles of the Rights to Organize and to Bargain Collectively," adopted by the ILO as of July 1, 1949, consisting of 16 separate articles, each of which contains one or more numbered paragraphs.

Other ILO conventions referenced in the Proposal follow a similar pattern. In fact, the Proposal not only fails to set forth the full text of each referenced ILO convention, but also fails to suggest to the Company's stockholders that more complete text for each referenced ILO convention exists. The Company believes that, without an opportunity to review the full text of the referenced ILO conventions, the Company's stockholders cannot be reasonably expected to, and cannot reasonably make, an informed decision on whether to vote to adopt the Proposal.

Moreover, Rule 14a-8(i)(3) permits the Company to exclude any stockholder proposal that is sufficiently vague and indefinite as to justify its exclusion. The Staff has determined that "a proposal is sufficiently vague and indefinite to justify its exclusion where neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See IDACORP, Inc. (January 24, 2000), Bristol-Meyers Squibb Co (February 1, 1999) and Philadelphia Electric Co. (July 30, 1992).

More importantly, however, the Staff decided on at least six occasions in 2001 that proposals, which the Company believes are substantially similar to the Proposal at issue, could be excluded from Company proxy statements under Rule 14a-8(i)(3). See H.J. Heinz Company (May 25, 2001), TJX Companies, Inc. (March 14, 2001), Kohl's Corporation (March 13, 2001), AnnTaylor Stores Corporation (March 13, 2001), Revlon, Inc. (March 13, 2001) and McDonald's Corporation (March 13, 2001) (excluding ILO convention-based proposals that requested full implementation of certain standards (e.g., SA 8000 Social Accountability Standards) and a program to monitor compliance with these standards under Rule 14a-8(i)(3) as "vague and indefinite").

As stated above, the Proposal lacks an adequate description of its referenced ILO conventions. The Proposal, however, instructs the Company's stockholders to "request that the Company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards..." The Proposal presents the Company with a fundamental dilemma: How can the Company's stockholders be expected to implement a code of corporate conduct based on certain ILO human rights standards (such as the ILO conventions referenced the fifth "Whereas" clause of the Proposal), when these same stockholders are not given any means or opportunity to review the complete text of these ILO human rights standards? It is precisely this kind of dilemma that has caused the Staff to create the "vague and indefinite" basis for exclusion of the Proposal under Rule 14a-8(i)(3). Accordingly, the Company believes the Proposal is excludable from the Company's 2002 Annual Meeting proxy materials under Rule 14a-8(i)(3) and the Commission's proxy rules.

2. The Proposal is excludable pursuant to Rule 14a-8(i)(10) (Substantially Implemented) because the Company has already substantially implemented the Proposal.

The Proposal is excludable from the Company's 2002 Annual Meeting proxy materials under Rule 14a-8(i)(10) as moot because the Company has already substantially implemented the Proposal. The Staff has determined that a stockholder proposal has been "substantially implemented" and may be excluded from a company's proxy materials as moot when the company can demonstrate that it has already taken measures or actions to address the substance of the proposal. See, e.g., Nordstrom Inc. (February 8, 1995) (proposal requesting company to implement a code of corporate conduct relating to overseas vendors excluded as moot because substance was already substantially addressed by existing corporate policies); see also The Limited, Inc. (March 15, 1996), The Gap, Inc. (March 8, 1996). Further, the Staff has ruled that a company may properly exclude a proposal under this rule even though the company has not implemented each and every element of the proposal at issue; the company need only substantially implement the "essential objectives" of the proposal in order to satisfy the requirements of this rule. General Motors Corporation (March 4, 1996)[1]. See also International Business Machines (January 31, 1994)[2] (proposal relating to the adoption of corporate principles may be excluded when the company demonstrates that it has already substantially implemented the "letter and spirit" of these principles).

The Company has already adopted its Code which, among other things, helps to ensure that the Company will only do business with vendors and suppliers that share the Company's commitment to fair and safe labor practices. As stated above, the Code is divided into three parts, which sets forth the general principles upon which the Code is based, the standards used to evaluate vendor/supplier compliance, and the methods for evaluating compliance with the Code.

The Proposal first requires the Company's stockholders to request that the Company commit itself to the implementation of a code of corporate conduct based on the ILO conventions referenced in the Proposal by the Company's international suppliers and in its own international production facilities. The Code substantially meets the misleading summary ILO convention references set forth in the Proposal's supporting statement as the following examples illustrate:

- the fifth "Whereas" clause of the Proposal contains the following statements purporting to summarize what the Proposal references as "ILO Conventions 100 and 111":

  > "There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics."

  Part I, section 5 of the Code clearly addresses this matter when it states,

  > "Nondiscrimination -- Workers should be employed and compensated based upon their ability to perform their job, rather than on the basis of *gender*, *race*, *religious* or cultural beliefs" (emphasis added);

- the fifth "Whereas" clause of the Proposal also contains the following statements purporting to summarize what the Proposal references as "ILO Conventions 29 and 105":

---

[1] 1996 WL 94831.

[2] 1994 WL 25284.

> "Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor."

Part I, section 1 of the Code echoes this sentiment, stating,

> "Forced Labor -- There shall not be any use of *forced labor*, whether in the form of *prison labor*, indentured labor, *bonded labor* or otherwise" (emphasis added); and

- the fifth "Whereas" clause of the Proposal contains the following statement purporting to summarize what the Proposal references as "ILO Convention 138":

> "There shall be no use of child labor."

Part I, section 2 of the Code goes well beyond this simple statement, stating,

> "Child Labor -- No person shall be employed at an age younger than 15 (or 14 where the governing law allows such employment), or younger than the age for completing compulsory education if the age in the country of manufacture is greater than 15."

The Company believes that these examples clearly demonstrate that the Code already addresses the intended subject matter of the Proposal – the implementation of a code of corporate conduct for the Company's international vendors and suppliers, including its own international production facilities, that is sensitive to human rights and workplace health, safety and discrimination issues.

The Proposal also requires that the Company's stockholders commit the Company to a compliance monitoring program. The Company believes that it has substantially implemented this portion of the Proposal also. The Company has developed substantial procedures to effectively monitor compliance by its vendors, its suppliers and its own international production facilities associated with its private label products, concerning workplace health, safety and discrimination and human rights matters. The Proposal further requires the Company to commit to an independent, outside monitoring program. While the Company previously has used independent monitoring firms in specific instances, the Company believes that a mandatory independent, outside monitoring program would be costly, burdensome and unnecessary. The Company has found that its present compliance monitoring program has proven to be effective.

The Company's commitment to compliance monitoring is reflected in the Code itself. Parts II and III of the Code, for example, set forth respectively the specific verification standards and methods that the Company uses to monitor its vendor/supplier and international production facility compliance. The Company also annually requires its core vendors to acknowledge and sign a "Terms of Engagement Letter." By signing a Terms of Engagement Letter, each vendor or suppler acknowledges, among other things, that it has received a copy of the Code and the Company's official Statement of Corporate Policy, and that it is in full compliance with the Code, the Company's Statement of Corporate Policy, and all laws applicable in their respective country of manufacture. Vendors and suppliers who do not sign a Terms of Engagement Letter are terminated. Also, in the manufacture of private label products, the Company routinely inspects factories for compliance with laws and regulations dealing with child or forced labor and unsafe working conditions as discussed below.

Furthermore, as described on the Company's website, available to the Company's stockholders at http://www.federated-fds.com/company/comp.asp as of January 21, 2002, the Company takes the following proactive responses when learning about vendors or suppliers that violate its Code:

> "Upon learning of a potential or actual violation of law by either a supplier of merchandise to [the Company] or a subcontractor hired by such a supplier, [the Company] will take the following actions:
>
> - When notified by the U.S. Department of Labor or any state or foreign government, or after determining upon its own inspection that a supplier or its subcontractor has committed a serious violation of law relating to child or forced labor or unsafe working conditions, [the Company] will immediately suspend all shipments of merchandise from that factory and will discontinue further business with the supplier. [the Company] will demand that the supplier institute monitoring programs necessary to ensure compliance with applicable laws prior to the resumption of any business dealings with that supplier...
>
> - Upon notification of a violation of law by a supplier or its subcontractor, other than as set forth above, [the Company] shall immediately suspend further shipments from that factory, pending receipt of a detailed explanation from the supplier that describes the circumstances surrounding the violation, the supplier's position with respect to the violation, and a commitment by the supplier to take remedial action to [the Company]'s satisfaction...
>
> - [The Company] reserves the right to investigate any potential violation of law and, at its discretion, to suspend, discontinue or terminate its relationship with any supplier for its failure to comply with any laws applicable to merchandise produced in the United States or any other country.

The Company believes that these examples of its compliance monitoring policies and procedures demonstrate the Company's ongoing efforts to do business with only those vendors and suppliers that share the Company's commitment to fair, safe and humane labor practices. For the reasons stated above, the Company believes that it has already substantially implemented the substance of the Proposal and that the Proposal is, therefore, excludable under Rule 14a-8(i)(10) because it is moot.

3. The Proposal is excludable under Rule 14a-8(i)(1) (Improper Under State Law) because it is improper under Delaware state law.

The Company believes the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(1). This rule permits a company to omit a proposal if the proposal is not a proper subject for stockholder action under the laws of the jurisdiction of the company's organization.

The Company is incorporated in the State of Delaware and is, therefore, subject to the laws of the State of Delaware, including, without limitation the Delaware General Corporation Law (the "DGCL"). Section 141(a) of the DGCL provides, among other things, that the business of a Delaware corporation is to be managed by or under the direction of its board of directors absent a provision in the company's certificate of incorporation conferring such management authority to some other governing body. See 8 Del. C. § 141(a) (2000); See also McDonald's Corporation (March 13, 2001)(citing Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.") and Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law...[as] codified in 8 Del. C. § 141(a), ...the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Company spent significant time and devoted substantial resources researching, analyzing and developing its current Code. The Code itself reflects many sophisticated and complex issues involving employment standards and compliance standards and methods, which are absent from the Proposal. In effect, the Proposal would require the Company to implement an alternative code of corporate conduct based on vague and indefinite concepts and principles. The Company believes that the establishment of corporate policies (e.g., implementing a code of corporate conduct, which is intended to influence international vendor/supplier behavior and which can, and does, materially impact the Company's business operations) necessarily involves important business decisions that are to made by the Company's management, and not by its stockholders.

The Company's certificate of incorporation does not permit any governing body, other than the Company's Board of Directors, to manage the business and affairs of the Company. The Proposal, however, would mandate specific action by the Company's stockholders in an area that falls squarely within the scope of the rights and duties conferred on the Company's Board of Directors under the DGCL.

Accordingly, the Company believes that the Proposal contains improper subject matter for stockholder action and violates Delaware state law, and is, therefore, excludable from the Company's proxy materials under Rule 14a-8(i)(1).

No-Action Request.

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement to the Commission if the Proposals are omitted from the Company's proxy materials for the 2002 Annual Meeting. To the extent that these reasons are based on matters of state law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j). Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing Patrick Doherty and Séamus P. Finn of the Company's intention not to include the Proposal in its 2002 Annual Meeting proxy materials.

If you have any questions or desire any additional information relating to the foregoing, please do not hesitate to contact me at (513) 579-7560.

Very truly yours,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

EXHIBIT A

See Attached

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

December 13, 2001

<u>**Via Facsimile and Federal Express**</u>

Mr. James Zimmerman, CEO
Federated Department Stores, Inc.
Seven W. Seventh Street
Cincinnati, OH 45202

Dear Mr. Zimmerman:

The Missionary Oblates of Mary Immaculate believe that corporations have an obligation to ensure the protection and promotion of internationally recognized human rights in countries in which they have established operations. Over the past few years, corporations that have implemented corporate global principles and standards into their operations have experienced significant contributions to the well-being of their companies and stakeholders, while raising the quality of life of their employees throughout the world. It is with this in mind that we have chosen to co-file the enclosed stockholder resolution and to join with other colleagues who are members of the Interfaith Center on Corporate Responsibility in this resolution.

The Missionary Oblates of Mary Immaculate are owners of eight hundred (800) shares of common stock of Federated Department Stores, Inc., which we have held for at least one year and intend to hold through the 2002 annual shareholders meeting. Verification of ownership is enclosed.

I am authorized to inform you of our intention to co-file the enclosed stockholder resolution, submitted by the New York City Employees Retirement System (NYC Pension Funds), for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We would welcome the opportunity to hear of the steps our Company has taken to seriously address the issue of global human rights standards and the critical challenges presented to us by this issue.

Sincerely,

Séamus P. Finn

Séamus P. Finn, O.M.I.
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

cc: Patrick Doherty
Regina Murphy, ICCR
Diane Bratcher, ICCR

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

FEDERATED DEPARTMENT STORES/
GLOBAL HUMAN RIGHTS STANDARDS

WHEREAS, Federated Department Stores currently has extensive overseas operations, and

WHEREAS, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

WHEREAS, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

WHEREAS, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights forms in subsidiary and supplier factories, and

WHEREAS, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and

WHEREAS, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our Company's commitment to human rights is to be maintained,

THEREFORE, BE IT RESOLVED that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

allfirst

Allfirst Trust
Suite 1000 North
601 13th Street, N.W.
Washington, D.C. 20005-3811
202 434 7000
800 624 4116

October 11, 2001

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 800 shares of Federated Department Stores and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

Susan

Susan A. Sommer
Trust Officer
202-434-7034

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

December 19, 2001

BY FAX

Mr. Dennis J. Broderick
Corporate Secretary
Federated Department Stores
7 W. 7th Street
Cincinnati, OH 45202

Dear Mr. Broderick:

The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 760,894 shares of Federated Department Stores, Inc. common stock is enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,

Patrick Doherty

AGH: pd:ma
Enclosure

FEDERATED DEPARTMENT STORES, INC. / GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Federated Department Stores currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Citibank, N.A.

111 Wall Street
New York, NY 10043

December 5, 2001

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

398,137 shares of **Federated Department Stores, Inc.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Citibank, N.A.

111 Wall Street
New York, NY 10043

December 5, 2001

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

115,327 shares of **Federated Department Stores, Inc.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Citibank, N.A.

111 Wall Street
New York, NY 10043

December 5, 2001

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

38,306 shares of **Federated Department Stores, Inc.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Citibank, N.A.

111 Wall Street
New York, NY 10043

December 5, 2001

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

209,124 shares of **Federated Department Stores, Inc.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

EXHIBIT B

See Attached


LAZARUS
macy's
RICH'S
bloomingdale's

VENDOR/SUPPLIER CODE OF CONDUCT

Federated
DEPARTMENT STORES, INC.

I EMPLOYMENT PRACTICES

1. **FORCED LABOR**
There shall not be any use of forced labor, whether in the form of prison labor, indentured labor, bonded labor or otherwise.

2. **CHILD LABOR**
No person shall be employed at an age younger than 15 (or 14 where the governing law allows such employment), or younger than the age for completing compulsory education if the age in the country of manufacture is greater than 15.

3. **HARASSMENT OR ABUSE**
Workers shall be treated with respect and dignity. Workers shall not be subject to any physical, verbal, sexual or psychological harassment or abuse in connection with their employment.

4. **HEALTH AND SAFETY**
Employers shall provide a safe and sanitary working environment in order to avoid preventable work-related accidents and injuries.

5. **NONDISCRIMINATION**
Workers should be employed and compensated based upon their ability to perform their job, rather than on the basis of gender, race, religious or cultural beliefs.

6. **WAGES AND BENEFITS**
Employers should recognize that wages are essential to meeting their employees basic needs. Employers shall pay workers for all work completed and shall pay at least the minimum wage required by law or the prevailing industry wage, whichever is higher, and shall provide legally mandated benefits.

7. **OVERTIME**
It is understood that overtime is often required in the manufacturing process. In addition to compensation for regular hours of work, workers shall be compensated for overtime hours at such a premium rate as legally required or, in countries where there is no legal standard, at industry standards. In no event shall this be at a rate less than the regular hourly rate. Factories shall carry out operations in ways that limit overtime to a level that ensures productive and humane working conditions.

8. **WORK HOURS**
As part of normal business operations, workers shall be entitled to one full day off out of each seven-day week. Suppliers should not require in excess of a 60-hour work week on a regularly scheduled basis, and any such work week shall be subject to the laws regarding the payment of overtime. In the case of those countries where laws do not limit the hours of work, workers should not be required to work on a regular basis in excess of a regular work week plus 12 hours overtime. Workers shall not be asked or required to take work home or off premises.

9. **COMPLIANCE WITH LAWS**
   - All Standards set forth in this Code of Conduct are subject to compliance with applicable local law. All vendors shall operate in full compliance with the laws of their respective country of manufacture. If any standard set forth in this Code of Conduct is, in the vendor's judgment, deemed to violate an applicable local law it must advise Federated promptly in writing.
   - Federated policy specifically prohibits the use of ozone-depleting substances and requires compliance with the United States Endangered Species Act of 1973. Our vendors are responsible for continuing compliance with these laws, including any modifications and amendments, without notice by Federated of such amendment or modification.

10. **SUBCONTRACTORS**
All subcontractors must be disclosed to Federated prior to production, and all subcontractors and facilities must be pre-approved by Federated. Any subcontractor retained by a Federated supplier must be in compliance with this Code of Conduct and each of Federated's suppliers is responsible for ensuring its subcontractor's compliance.

II. VERIFICATION STANDARDS

Federated will use the following standards in its evaluations:

1. Age and Wage Verification

- Manual or electronic time cards should be used for hourly workers. For "piecework" workers, an industry recognized system, capable of audit verification, should be used.
- Employers should provide to workers, for each pay period, a clear and understandable wage statement that includes days worked, wage or piece rate earned per day, hours of overtime, bonuses, allowances and a description of any and all deductions.
- All facilities are required to maintain official documentation in order to verify each worker's date of birth, as well as appropriate records documenting that the employer adheres to all restrictions under local labor laws that apply to juvenile workers.

2. Health and Safety — Factories

- Factories should have adequate circulation and ventilation.
- Free potable water should be reasonably accessible to all workers throughout the working day.
- Workers should have access to reasonably clean and private toilet facilities in adequate numbers for each sex. We recommend that facilities maintain a toilet to worker ratio of 1 to 30.
- There is to be no use of corporal punishment.
- Work areas should be sufficiently lit so that manufacturing tasks may be safely performed. We recommend the following standards:

  Cutting, Assembly and Finishing Operations .... 300-500 ft. candles
  Inspection .... 300-500 ft. candles
  Storage .... 30-50 ft. candles

- All equipment should be tested regularly and properly maintained. Operational safety devices should be installed on equipment where appropriate.
- Where appropriate, factories should make available personal protective equipment to workers performing hazardous tasks.
- Hazardous and combustible materials should be stored in secure, well-ventilated areas.
- Each factory should have at least one well-stocked first-aid kit.
- We require that each enclosed manufacturing facility have an adequate number of clearly marked, unlocked exits in order to provide for an effective evacuation in case of emergency. By adequate, it is meant that each work station should be within 200 feet of an exit. It is recommended that all exits have battery operated emergency lights placed above them.
- Aisles, exits and stairwells should be kept clear of any obstructions that could prevent the orderly evacuation of workers. Exit stairwells and corridors and aisles leading to them are required to be at least 22 inches wide. It is recommended that they be at least 44 inches wide. Exits should be at least 33 inches wide.
- Each facility should have appropriate fire prevention capability based upon the size of the facility and number of workers normally occupying the premises. While we recommend that facilities install fire hoses, extinguishers, overhead sprinklers, alarms and other warning and control devices, our minimum standard, where fire hoses or overhead sprinklers are not present, is one fully charged fire extinguisher within 75 feet of each work station.
- Fire extinguishers should be properly maintained and inspected annually, tagged with the most recent inspection date, and properly deployed throughout the premises to be visible and accessible to workers in case of fire.
- Factories should conduct a minimum of one emergency evacuation drill per year.
- Emergency evacuation diagrams should be posted and clearly visible to employees.
- Workers should not be exposed for extended periods to noise levels above 80 decibels without being required to use factory provided safety equipment.

This Vendor/Supplier Code of Conduct sets forth the commitment of Federated Department Stores, Inc. to do business only with those manufacturers and suppliers that share its commitment to fair and safe labor practices. It applies to all suppliers and/or contractors providing merchandise to Federated Merchandising Group or any of Federated's department (or specialty) store subsidiaries.

This Code of Conduct is divided into three parts. Part I sets forth the general principles upon which the Vendor/Supplier Code of Conduct is based. Part II sets forth the standards that will be used in evaluating compliance and Part III presents methods for the evaluation of vendor/supplier compliance with the Code of Conduct.

The Vendor/Supplier Code of Conduct defines our minimum expectations. Since no Code can be all inclusive, we expect our vendors and suppliers to ensure that no abusive or exploitative conditions and practices or unsafe working conditions exist at the facilities where our merchandise is manufactured. As set forth in Federated's Statement of Corporate Policy, which has been distributed to all Federated vendors, the company will not tolerate any vendor or supplier that directly or indirectly, through its subcontractors, violates the laws of the country where the merchandise is manufactured or knowingly violates the standards established by Federated. Federated will take appropriate action in accordance with its policy upon notification of such violation.

A copy of this Vendor/Supplier Code of Conduct, translated into the native languages of the workforce, should be prominently displayed within each facility where Federated merchandise is being manufactured.

Federated
DEPARTMENT STORES, INC.
www.federated-fds.com

7 West Seventh Street
Cincinnati, OH 45202
513-579-7000


LAZARUS
STERN'S
macy's
RICH'S
bloomingdale's

VENDOR/SUPPLIER CODE OF CONDUCT

Federated
DEPARTMENT STORES, INC.

I EMPLOYMENT PRACTICES

1. **FORCED LABOR**
There shall not be any use of forced labor, whether in the form of prison labor, indentured labor, bonded labor or otherwise.

2. **CHILD LABOR**
No person shall be employed at an age younger than 15 (or 14 where the governing law allows such employment), or younger than the age for completing compulsory education if the age in the country of manufacture is greater than 15.

3. **HARASSMENT OR ABUSE**
Workers shall be treated with respect and dignity. Workers shall not be subject to any physical, verbal, sexual or psychological harassment or abuse in connection with their employment.

4. **HEALTH AND SAFETY**
Employers shall provide a safe and sanitary working environment in order to avoid preventable work-related accidents and injuries.

5. **NONDISCRIMINATION**
Workers should be employed and compensated based upon their ability to perform their job, rather than on the basis of gender, race, religious or cultural beliefs.

6. **WAGES AND BENEFITS**
Employers should recognize that wages are essential to meeting their employees basic needs. Employers shall pay workers for all work completed and shall pay at least the minimum wage required by law or the prevailing industry wage, whichever is higher, and shall provide legally mandated benefits.

7. **OVERTIME**
It is understood that overtime is often required in the manufacturing process. In addition to compensation for regular hours of work, workers shall be compensated for overtime hours at such a premium rate as legally required or, in countries where there is no legal standard, at industry standards. In no event shall this be at a rate less than the regular hourly rate. Factories shall carry out operations in ways that limit overtime to a level that ensures productive and humane working conditions.

8. **WORK HOURS**
As part of normal business operations, workers shall be entitled to one full day off out of each seven-day week. Suppliers should not require in excess of a 60-hour work week on a regularly scheduled basis, and any such work week shall be subject to the laws regarding the payment of overtime. In the case of those countries where laws do not limit the hours of work, workers should not be required to work on a regular basis in excess of a regular work week plus 12 hours overtime. Workers shall not be asked or required to take work home or off premises.

9. **COMPLIANCE WITH LAWS**
   - All Standards set forth in this Code of Conduct are subject to compliance with applicable local law. All vendors shall operate in full compliance with the laws of their respective country of manufacture. If any standard set forth in this Code of Conduct is, in the vendor's judgment, deemed to violate an applicable local law it must advise Federated promptly in writing.
   - Federated policy specifically prohibits the use of ozone-depleting substances and requires compliance with the United States Endangered Species Act of 1973. Our vendors are responsible for continuing compliance with these laws, including any modifications and amendments, without notice by Federated of such amendment or modification.

10. **SUBCONTRACTORS**
All subcontractors must be disclosed to Federated prior to production, and all subcontractors and facilities must be pre-approved by Federated. Any subcontractor retained by a Federated supplier must be in compliance with this Code of Conduct and each of Federated's suppliers is responsible for ensuring its subcontractor's compliance.

II. VERIFICATION STANDARDS

Federated will use the following standards in its evaluations:

1. **Age and Wage Verification**
    - Manual or electronic time cards should be used for hourly workers. For "piecework" workers, an industry recognized system, capable of audit verification, should be used.
    - Employers should provide to workers, for each pay period, a clear and understandable wage statement that includes days worked, wage or piece rate earned per day, hours of overtime, bonuses, allowances and a description of any and all deductions.
    - All facilities are required to maintain official documentation in order to verify each worker's date of birth, as well as appropriate records documenting that the employer adheres to all restrictions under local labor laws that apply to juvenile workers.
2. **Health and Safety — Factories**
    - Factories should have adequate circulation and ventilation.
    - Free potable water should be reasonably accessible to all workers throughout the working day.
    - Workers should have access to reasonably clean and private toilet facilities in adequate numbers for each sex. We recommend that facilities maintain a toilet to worker ratio of 1 to 30.
    - There is to be no use of corporal punishment.
    - Work areas should be sufficiently lit so that manufacturing tasks may be safely performed. We recommend the following standards:

Cutting, Assembly and Finishing Operations	300-500 ft. candles
Inspection	300-500 ft. candles
Storage	30-50 ft. candles

    - All equipment should be tested regularly and properly maintained. Operational safety devices should be installed on equipment where appropriate.
    - Where appropriate, factories should make available personal protective equipment to workers performing hazardous tasks.
    - Hazardous and combustible materials should be stored in secure, well-ventilated areas.
    - Each factory should have at least one well-stocked first-aid kit.
    - We require that each enclosed manufacturing facility have an adequate number of clearly marked, unlocked exits in order to provide for an effective evacuation in case of emergency. By adequate, it is meant that each work station should be within 200 feet of an exit. It is recommended that all exits have battery operated emergency lights placed above them.
    - Aisles, exits and stairwells should be kept clear of any obstructions that could prevent the orderly evacuation of workers. Exit stairwells and corridors and aisles leading to them are required to be at least 22 inches wide. It is recommended that they be at least 44 inches wide. Exits should be at least 33 inches wide.
    - Each facility should have appropriate fire prevention capability based upon the size of the facility and number of workers normally occupying the premises. While we recommend that facilities install fire hoses, extinguishers, overhead sprinklers, alarms and other warning and control devices, our minimum standard, where fire hoses or overhead sprinklers are not present, is one fully charged fire extinguisher within 75 feet of each work station.
    - Fire extinguishers should be properly maintained and inspected annually, tagged with the most recent inspection date, and properly deployed throughout the premises to be visible and accessible to workers in case of fire.
    - Factories should conduct a minimum of one emergency evacuation drill per year.
    - Emergency evacuation diagrams should be posted and clearly visible to employees.
    - Workers should not be exposed for extended periods to noise levels above 80 decibels without being required to use factory provided safety equipment.

3. Dormitories/Living Facilities

The following standards shall apply where workers are housed in facilities provided by the manufacturer:

- Facilities should have adequate ventilation and circulation.
- Free potable water should be readily accessible.
- Clean and private toilet and bathing facilities should be reasonably accessible.
- Living spaces should be segregated by gender.
- Each housing facility should have at least one well-stocked first-aid kit.
- Each housing facility should have an adequate number of unlocked and clearly marked exits for evacuation in case of emergency.
- Aisles, exits and stairwells should be kept clear from any obstructions that could prevent orderly evacuation.
- Each living facility should have appropriate fire prevention capability based upon the size of the facility and number of workers normally occupying the premises. The minimum standard, where fire hoses or overhead sprinklers are not present, is one fully charged fire extinguisher per 1000 sq. ft. of living space.
- Fire extinguishers should be properly maintained and inspected annually, tagged with the most recent inspection date, and properly deployed throughout the to be visible and accessible to employees in case of fire.
- A minimum of one emergency evacuation drill per year should be conducted.
- Emergency evacuation diagrams should be posted and clearly visible to employees.
- The living space per worker in their sleeping quarters must meet all minimum legal requirements. We recommend that each worker be provided with a minimum of 50 square feet of space exclusive of common areas and that individual mats or beds be provided to each worker.

III VERIFICATION METHODS

1. Federated holds its suppliers accountable that the merchandise produced for it is manufactured in compliance with this Code of Conduct.
2. Federated expects its suppliers to monitor their compliance to this Code of Conduct. Federated will utilize, where appropriate, internal as well as third-party (unaffiliated) monitors to conduct on-site evaluations and inspections of its suppliers' facilities, as well as those of its subcontractors.
3. Federated will use the following methods to evaluate its suppliers and their facilities:
   - Each of Federated's suppliers must sign and return Federated's Terms of Engagement Letter acknowledging that they have received a copy of Federated's Statement of Corporate Policy and this Code of Conduct and are in compliance.
   - Acceptance of Federated's purchase orders and shipment of merchandise to Federated represents a continuing affirmation of compliance.
   - Federated representatives shall conduct pre-production evaluation of supplier facilities as well as any subcontractor's facilities.
   - Federated representatives shall conduct unannounced (without notice) and unaccompanied inspections to supplier and subcontractor facilities for the purpose of auditing compliance to this Code of Conduct. Inspections may be conducted by Federated representatives or by third parties retained by Federated. Inspections may include, but will not be limited to the following:
     - The ability to conduct interviews with employees, on or off-site, without fear of repercussion from employers.
     - Inspections of employee files, including time cards and wage statements.

THIS VENDOR/SUPPLIER CODE OF CONDUCT SETS FORTH THE COMMITMENT OF FEDERATED DEPARTMENT STORES, INC. TO DO BUSINESS ONLY WITH THOSE MANUFACTURERS AND SUPPLIERS THAT SHARE ITS COMMITMENT TO FAIR AND SAFE LABOR PRACTICES. IT APPLIES TO ALL SUPPLIERS AND/OR CONTRACTORS PROVIDING MERCHANDISE TO FEDERATED MERCHANDISING GROUP OR ANY OF FEDERATED'S DEPARTMENT [OR SPECIALTY] STORE SUBSIDIARIES.

THIS CODE OF CONDUCT IS DIVIDED INTO THREE PARTS. PART I SETS FORTH THE GENERAL PRINCIPLES UPON WHICH THE VENDOR/SUPPLIER CODE OF CONDUCT IS BASED. PART II SETS FORTH THE STANDARDS THAT WILL BE USED IN EVALUATING COMPLIANCE AND PART III PRESENTS METHODS FOR THE EVALUATION OF VENDOR/SUPPLIER COMPLIANCE WITH THE CODE OF CONDUCT.

THE VENDOR/SUPPLIER CODE OF CONDUCT DEFINES OUR MINIMUM EXPECTATIONS. SINCE NO CODE CAN BE ALL INCLUSIVE, WE EXPECT OUR VENDORS AND SUPPLIERS TO ENSURE THAT NO ABUSIVE OR EXPLOITATIVE CONDITIONS AND PRACTICES OR UNSAFE WORKING CONDITIONS EXIST AT THE FACILITIES WHERE OUR MERCHANDISE IS MANUFACTURED. AS SET FORTH IN FEDERATED'S STATEMENT OF CORPORATE POLICY, WHICH HAS BEEN DISTRIBUTED TO ALL FEDERATED VENDORS, THE COMPANY WILL NOT TOLERATE ANY VENDOR OR SUPPLIER THAT DIRECTLY OR INDIRECTLY, THROUGH ITS SUBCONTRACTORS, VIOLATES THE LAWS OF THE COUNTRY WHERE THE MERCHANDISE IS MANUFACTURED OR KNOWINGLY VIOLATES THE STANDARDS ESTABLISHED BY FEDERATED. FEDERATED WILL TAKE APPROPRIATE ACTION IN ACCORDANCE WITH ITS POLICY UPON NOTIFICATION OF SUCH VIOLATION.

A COPY OF THIS VENDOR/SUPPLIER CODE OF CONDUCT, TRANSLATED INTO THE NATIVE LANGUAGES OF THE WORKFORCE, SHOULD BE PROMINENTLY DISPLAYED WITHIN EACH FACILITY WHERE FEDERATED MERCHANDISE IS BEING MANUFACTURED.

Federated
DEPARTMENT STORES, INC.
www.federated-fds.com

7 West Seventh Street
Cincinnati, OH 45202
513-579-7000

6

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR -6 PM 1: 25

February 25, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Department Stores, Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the January 25, 2002 letter sent to the Securities and Exchange Commission by the Senior Vice President, General Counsel, and Corporate Secretary of Federated on behalf of Federated Department Stores, Inc. ("Federated" or the "Company"). In that letter, Federated contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Federated argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the January 25, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Federated's 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Federated seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

> Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Federated has requested that the Division grant "no-action" relief pursuant to three provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3), which prohibits false and misleading statements; (2) Rule 14a-8(i)(10), which permits a company to omit a shareholder proposal that has been substantially implemented; and (3) Rule 14a-8(i)(1), which permits a company to omit a shareholder proposal if it violates state law. Pursuant to Rule 14a-8(g), Federated bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal is Not False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

Federated argues the Proposal is vague, indefinite and may materially mislead the shareholders. Federated believes the shareholders will not understand what they are being asked to consider and what actions they should take on the Proposal, particularly in light of the fact the shareholders will not get to read the full text of the ILO conventions cited. In support of its request for "no action" relief, the Company has cobbled together a series of ill-conceived arguments and claims that the Proposal is vague and confusing. It is not. The plain terms of the Proposal ask the Company to implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and to commit to independent monitoring for compliance. Because the Proposal does not ask the Company to ratify the ILO Conventions, there is no reason for the full text to be included in the Proposal. In fact, the Commission has agreed the Proposal is clear and cannot be omitted on Rule 14a-8(i)(3) grounds, as it has recently allowed an identical proposal submitted by the New York by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement. See The Stride Rite Corporation (January 16, 2002). See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a-8(i)(3) grounds).

The decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are readily distinguishable. For example, in Bristol-Meyers Squibb Company (February 1, 1999), the excluded proposal was wholly incomprehensible, asking that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended." In the six cases Federated cites, such as Revlon, Inc. (March 13, 2001), and McDonald's Corporation (March 13, 200), the proposals contained language committing companies to the "full implementation" of standards whereas the Proposal at issue here commits the Company to implement standards "based on" the five ILO principles. The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution are baseless. Federated's arguments should be dismissed as a transparent effort to manufacture confusion where none exists.

B. The Proposal May Not be Excluded Under Rule 14a-8(i)(10) as it is has not been Substantially Implemented

Federated argues that since it has its own corporate code of conduct[1] in place that covers some of the same topics as the Proposal, such as child, forced and prison labor, and discrimination, it has substantially implemented the Proposal. Federated further argues its code contains monitoring provisions to ensure compliance and that this further evinces substantial implementation of the Proposal.

However, the Division has viewed as proper shareholder action, such proposals as the Sullivan Principles, the CERES principles, the MacBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place that touched on some of the concerns set forth in the proposals.

For example, in In PPG Industries, Inc. (January 22, 2001), PPG was denied "no-action" relief in its attempt to omit a proposal virtually identical to the Proposal at issue here. PPG argued the proposal had been substantially implemented, because along with applicable U.S. laws it was required to follow, it had an Equal Employment Opportunity policy, a Global Code of Ethics which required compliance with local foreign law as a minimum standard, and monitoring by the company to ensure compliance. PPG also noted that its code of ethics called for observing PPG standards that went beyond the local foreign minimum. The proponents in PPG, however,

1 Federated states in their letter that they attached, as Exhibit B, their vendor/supplier code of conduct, but the Comptroller's Office did not receive this exhibit, so the Funds rely solely on what Federated states their code of conduct contains.

pointed out that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. The proponents further argued that the company's general statements about following local foreign laws and sometimes following applicable higher PPG standards fell "far short of the specificity on the cited topics" that their resolution sought. The proponents prevailed. Similarly, in Oracle Corporation (August 15, 2000) a case in which the Division denied relief on Rule 14a-8(i)(10) grounds even though Oracle argued that a proposal to adopt "U.S. Principles for Human Rights of Workers in China" was substantially implemented because it already had in place its own code of conduct, an employee handbook and it followed applicable law. The proponents in Oracle also cited specific elements of their resolution that were not addressed in the company's code of conduct. See also Texaco Inc., (January 30, 2001) (Staff refused to allow the company to omit a proposal similar to the one at issue here on Rule 14a-8(i)(10) grounds; proponents argued the company's policies did not address each element of the proposal and the elements that were addressed by the company did not offer the same degree of protection as the ILO code principles).

As in PPG, Federated's code does contain references to some of the specifics covered in the Fund's Proposal, but some points are not specifically addressed at all or are not as comprehensive or specific and/or do not offer as much protection. There is, for example, no reference to the Proposal's first two points involving the right to form and join trade unions, or the right of worker representatives to carry out their functions. Also, the discrimination provision is not as comprehensive as the one in the Proposal. Further, Federated states its vendors and suppliers are obligated to follow the laws of the country in which they are doing business. In contrast, the Proposal calls for the Company to implement a code of conduct based on five ILO standards, which are often higher than the laws of the country where the suppliers are doing business. Even if there are laws in place on some of these labor rights in the foreign countries, they are rarely, if ever, enforced. For example, even though the China's constitution provides for "freedom of association," in practice, this right does not actually exist. See U.S. Department of State Report –"China: Country Reports on Human Rights Practices – 2000 (hereinafter "State Department Report").[2]

Moreover, Federated monitors enforcement of its code and states that "mandatory independent, outside monitoring would be costly, burdensome, and unnecessary." The Proposal, however, calls for independent monitoring by a "respected human rights" or "religious organizations" to ensure compliance with standards. Outside monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance.[3]

In sum, the Proposal is more proactive, comprehensive and specific and offers more protection than Federated's code and contains significant elements Federated's code does not.

2 This report was obtained form the Department of State website: www.state.gov.

3 See "In These Times" -Institute for Public Affairs , October 1, 2001(anti-sweatshop groups report that Federated continues to buy from Burmese factories , despite Burma's extremely poor record regarding workers' human rights.

C. The Proposal is Not Improper Under Delaware State Law and May Not be Excluded Pursuant to Rule 14a-8(i)(1).

Federated argues that the Proposal violates Delaware State law and thus can be omitted from the proxy materials. This is not the case. The McDonald's Corporation (March 13, 2001) case that Federated cites to support its proposition that the rule can be omitted under Rule 14a-8(i)(1) does not even rule on that issue. The Commission excludes the proposal under Rule 14a-8(i)(3) and does not take a position on the company's arguments under Rule 14a-8(i)(1).

The Funds fully acknowledge the strictures of Delaware Law and intend that the Proposal fully complies with those limitations. In particular, the Funds recognize that the Company's Board of Directors is vested with the sole power to manage the business and affairs of the Company. The intent of the Proposal is strictly precatory in nature. The Resolved clause "request[s] the company commit itself to the implementation of a corporate code of conduct ...." As already mentioned, the Commission has accepted an identical proposal as proper. See Stride Rite (January 16, 2002). The Commission has ruled that proposals that request or recommend companies to take action are proper. See Drexler Technology Corporation (August 23, 2001) (Commission stated that proposal would not be improper under Delaware State Law or under Rule 14a-8(i)(1) if it were recast as a recommendation or request and it gave the company one week to redo the proposal).

Accordingly, the Proposal should not be omitted under Rule 14a-8(i)(1).

Conclusion

For the reasons stated above, the Funds respectfully submit that Federated's request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky

Samantha M. Biletsky
Associate General Counsel

cc: Dennis J. Broderick

Federated
DEPARTMENT STORES, INC.

7 West Seventh Street • Cincinnati, Ohio 45202-2471

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

292200-091018 March 13, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR 13 PM 4:42

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Department Stores, Inc.
Supplemental Letter to that certain No-Action Letter Request, filed January 25, 2002, relating to that certain Stockholder Proposal co-sponsored and submitted on behalf of the New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund and the New York City Fire Department Pension Fund

Ladies and Gentlemen:

Attached please find an executed original and six photocopies of a Supplemental Letter, submitted as of the date hereof to the U.S. Securities and Exchange Commission (the "Commission") on behalf of Federated Department Stores, Inc., a Delaware corporation (the "Company"), to the above-captioned No-Action Letter request, which request was filed January 25, 2002 with the Commission on behalf of the Company.

Please acknowledge receipt of this letter and the attachments by date-stamping the enclosed receipt copy of this letter and returning it to the Company's messenger, DeAndre Roaché of the law firm of Jones, Day, Reavis & Pogue, who has been instructed to wait for the date-stamped evidence.

Please do not hesitate to call me the undersigned at (513) 579-7560 or DeAndre Roaché at (202) 879-3711, if you have any questions.

Very truly yours,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

Enclosures

Federated
DEPARTMENT STORES, INC. 7 West Seventh Street • Cincinnati, Ohio 45202-2471

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

March 13, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Department Stores, Inc.
Response to Proponent of New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund and the New York City Fire Department Pension Fund Stockholder Proposal

Dear Ladies and Gentlemen:

Reference is made to that certain letter, dated January 25, 2002 (the "January Letter"), filed by the undersigned with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (as amended, the "1934 Act"), on behalf of Federated Department Stores, Inc., a Delaware corporation (the "Company"), in which the undersigned requested that the staff members of the Commission's Division of Corporate Finance (the "Staff") not recommend any enforcement action if the Company omits from its proxy materials relating to its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") that certain stockholder proposal, attached as Exhibit A hereto (together with its supporting statement, the "Proposal"), submitted and co-sponsored by (i) The Comptroller of the City of New York (the "Proponent"), as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System and the New York City Fire Department Pension Fund, and (ii) The United States Province of Missionary Oblates of Mary Immaculate, submitted on behalf of The United States Province of Missionary Oblates of Mary Immaculate.

Reference is also made to that certain letter, dated February 25, 2002, (the "Proponent Letter"), to the Staff from Samantha M. Biletsky, Associate General Counsel of the Proponent on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System and the New York City Fire Department Pension Fund.

The undersigned hereby encloses six copies of this letter. A copy of this letter also is being sent to each of the Proponent and the United States Province of Missionary Oblates of Mary Immaculate.

A. Background.

The Proponent co-sponsored and submitted the Proposal to the Company for inclusion in the Company's proxy materials relating to its 2002 Annual Meeting. The Proposal requires that the Company's stockholders request the Company to commit itself to the implementation of a code of corporate conduct based on certain International Labor Organization ("ILO") human rights standards by the Company's international suppliers and in the Company's own international production facilities and to commit to a program of outside, independent monitoring of compliance with these standards.

In its January Letter, the Company set forth the substantive bases and support under Rule 14a-8 of the 1934 Act for the undersigned's request that the Staff not recommend any enforcement action if the Company omits the Proposal from the Company's proxy materials relating to its 2002 Annual Meeting. The January Letter specifically addressed the reasons and support for the Company's continuing position that the Company may exclude the Proposal in accordance with each and any of the following: Rule 14a-8(i)(3)(Violation of Proxy Rules); (ii) Rule 14a-8(i)(10) (Substantially Implemented); and (iii) Rule 14a-8(i)(1)(Improper Under State Law).

The Company believes that it has successfully established and demonstrated in its January Letter that it is permitted to exclude the Proposal. This letter is written to address and to respond to certain statements contained in the Proponent Letter.

B. Responses to Proponent Letter

1. Response to the Proponent's statement that "The Proposal is Not False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3)."

In the January Letter, the Company stated its belief, together with substantial underlying support for its belief, that the Proposal is sufficiently vague and indefinite as to justify its exclusion. The Proponent's Letter asserts, however, that the Proposal is not vague, but rather that "[t]he plain terms of the Proposal ask the Company to implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions)..."

The Company believes that the Proponent, by its own words, makes a significant case in support of the Company's belief that the Proposal is vague and indefinite. The Proponent admits in the Proponent Letter that the Proposal asks the Company to implement a code of conduct "based solely on" the five ILO human rights standards referenced in the Proposal. Curiously, neither the Proponent nor the Proposal itself contemplates that the Company's stockholders commit the Company to implementing a code of corporate conduct that incorporates these ILO human rights standards verbatim. Instead, the Proposal uses the vague and amorphous phrase "based on" with respect to having the Company implement a code of corporate conduct.

This imprecise phrase creates a confounding problem for the Company and its stockholders: neither the Company nor its stockholders have a clear understanding of what sort of code of corporate conduct the Proposal would seek to have the Company implement. Neither the Proponent nor the Proposal provides any guidance on this issue. The Company believes that requiring the implementation of a code of corporate conduct that is "based on" these ILO human rights standards is intrinsically flawed. This phrase is capable of having an incredible array of meanings. Please consider the following examples evident in the context of twentieth-century American popular culture "based on" something else:

- *The 1961 critically-acclaimed film "West Side Story" and William Shakespeare's masterwork, "Romeo and Juliet" (circa 1594).* According to the self-styled "Official Web Site of West Side Story," West Side Story is widely known to be based on Romeo and Juliet.[1] Differences in such attributes as time period and location, costume dress, and language and dialect are striking. Yet both are "based on" a common theme: two lovers thwarted by circumstances beyond their control. Shakespeare's own work was derivative of earlier stories and poems.[2]

- *The stoic play "Stalag 17" and the 1971 Columbia Broadcasting System, Inc. situation comedy "Hogan's Heroes".* The similarities of characters (i.e., both featured "Sargent Shultz"), plot and thematic expressions in these two works resulted in a New York state jury finding of copyright infringement in favor of the authors of Stalag 17.[3] The differences in "the dramatic mood, the details and interplay of the characters, and the dynamic of events" of these two works, however, resulted in a dismissal of this finding on appeal.[4] Both are "based on" a common theme: stories about American prisoners of war during interment in a German Nazi prison camp during World War II.

- *The 2001 Coen Brothers film release "O Brother Where Art Thou" and the mythic epic "The Odyssey" by Homer.* The opening credits of O Brother Where Art Thou state that the film is "based on" The Odyssey. Differences in these works include time period and location, methods of transportation, language and dialect and technological innovations. Similarities in these works, however, are readily apparent as each work has a soothsayer and a Cyclops, watery Sirens who lure journeying men to doom on the rocks and a hero whose name (or middle name) is "Ulysses". Both are "based on" a common theme: a hero's epic struggle to achieve his goals.

---

[1] http://www.westsidestory.com/site/level2/archives/fact/fact.html

[2] "Romeo and Juliet" is repudiated to have been principally based on a narrative poem by Arthur Brooke entitled "The Tragicall Historye of Romeus and Juliet" (circa 1562). Id.

[3] Bevan v. Columbia Broadcasting System, Inc., 329 F.Supp 601, 602 (S.D.N.Y. 1971).

[4] Id. at 605, 611.

All of these examples demonstrate one unassailable fact: adaptations "based on" a common theme vary significantly in qualitative and quantitative construct. Requiring the Company to implement a code of corporate conduct "based on" certain ILO human rights standards would be akin to asking the film makers and the playwrights referenced above to create a masterwork "based on" the aforementioned themes. The degree of possible variation among the products of these individuals would be virtually incalculable. The Company believes it is not appropriate for its stockholders to require it to undertake a similar task with respect to implementing a code of corporate conduct "based on" certain ILO human rights standards when the Company has no clearly defined parameters as to the Proponent's intended meaning of this phrase. The Company thus requests that the Staff consider this crucial fact in its analysis of the Company's position that the Proposal is sufficiently vague and indefinite as to warrant exclusion from the Company's proxy materials under Rule 14a-8(i)(3).

2. Response to the Proponent's statement that "The Proposal May Not be Excluded <u>Under Rule 14a-8(i)(10) as it has not been Substantially Implemented.</u>

The Company continues to believe that it has substantially implemented the substance of the Proposal and, therefore, that it may properly exclude the Proposal from inclusion in its proxy materials for the 2002 Annual Meeting on the substantive basis provided under Rule 14a-8(i)(10).

First, as originally noted in the Company's January Letter, the Staff has ruled that a company may properly exclude a proposal even though the company has not implemented each and every element of the proposal at issue. The Proponent itself acknowledges that the Company's current code of corporate conduct does contain references to some of the specifics of the Proposal. The fact that each and every point is either not specifically addressed or not addressed to the level of comprehensiveness or specificity as the Proponent may desire is not the standard which governs this determination. As noted in the January Letter, the Staff has determined that a company is only obligated to substantially implement the "essential objectives" of the proposal at issue; this is the standard by which the Company believes it must be judged and the Company believes that it successfully met this burden in its previous communication to the Staff on this issue.

In Staff Legal Bulletin No. 14 (CF), the Staff specifically indicated that the Staff considers the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and prior no-action responses apply to the specific proposal and company at issue. In light of this statement, the Company asserts that the Proponent's reliance on <u>Oracle Corporation</u> (August 15, 2000) vis-à-vis its own Proposal is misplaced because the proposal in <u>Oracle Corporation</u> is substantially different from the Proposal at issue. The Company agrees that each such proposal seeks to address certain aspects relating to workers' rights. This, however, is the extent of the similarities. In <u>Oracle Corporation</u>, the proposal at issue obliged the Oracle Corporation stockholders to request the board of directors to make all possible lawful efforts to implement eleven specific principles termed "U.S. Business

Principles for Human Rights of Workers in China." These eleven principles were narrowly drafted and were uniquely designed to address issues specifically relating to human rights issues in one country, the People's Republic of China. Unlike the U.S. Business Principles for Human Rights of Workers in China, which were capable of being displayed on a single page and could be made readily available to Oracle Corporation stockholders, the Proposal contemplates the adoption of a code of corporate conduct "based on" certain human rights standards derived from certain referenced ILO Conventions, each of which such ILO Conventions ranges between four and ten pages in length and contains as many as 33 separate articles. Accordingly, the Company believes that it is inappropriate to rely on the Proponent's interpretation of the proposal at issue in Oracle Corporation to conclude that the Proposal has not been substantially implemented.

The Company does agree with the Proponent that, in certain foreign countries, human rights violations can and often do occur. The Company re-emphasizes, however, that it has spent and continues to spend considerable time and human resources updating and maintaining its current code of corporate conduct to combat human rights violations by its international suppliers and in its own international production facilities, and that the Company believes that its current code of corporate conduct is highly successful in accomplishing this objective.

3. Response to the Proponent's statement that "The Proposal is Not Improper Under Delaware State Law and May Not be Excluded Pursuant to Rule 14a-8(i)(1)

The Company believes that the Proponent misunderstands and severely mischaracterizes the Company's use of McDonald's Corporation (March 13, 2001) in its January Letter. As you know, the Company did not use this no-action letter ruling for any purpose other than as a convenient citation reference for two Delaware judicial opinions that are a fundamental part of Delaware state jurisprudence. Further, the Company strongly objects to the Proponent's reference to Stride Rite (January 16, 2002) as used in the context of Rule 14a-8(i)(1) in the Proponent Letter. As you know, the Stride Rite no-action letter ruling did not address Rule 14a-8(i)(1) because the argument was never presented to the Staff in Stride Rite. The Company requests that the Staff kindly disregard this erroneous and misplaced reference to Stride Rite as the Company believes it has no application whatsoever to Rule 14a-8(i)(1).

The Company also strongly disagrees with the Proponent's assertion that the Proposal, as presently drafted, is "precatory" or, as such term is used in the context of the Proponent Letter, "non-binding" in nature. As the Proponent Letter itself states, the Proposal would have the Company's stockholders "request the Company commit itself to the implementation of a corporate code of conduct..."

The Company does not disagree that, in certain situations, the Commission will permit stockholders to recast their otherwise flawed proposals to have stockholders "request or recommend" companies to take some specific action. The Company believes, however, that the Commission typically permits this corrective behavior only for those proposals that may readily be rendered precatory or "non-binding" on the company or its board of directors. The use of the verbs "request" or "recommend", however, is not at issue in the present case. The Proposal uses the word "request" in its Resolved clause. As used in this particular Proposal, however, the word "request" has no operative effect on the practical impact of the Proposal's stated request. In other words, as presently drafted, the Proposal would cause the Company's stockholders to have the Company, and, by implication, the Company's board of directors, undertake an action which itself is not a precatory action (i.e., committing the Company to the implementation of a corporate code of conduct).

As defined in Merriam-Webster's Collegiate Dictionary, Tenth Edition, the verb "commit" has the meaning "to carry into action deliberately". As noted above, the Proposal obliges the Company's stockholders to request that the Company "commit" itself to the implementation of a corporate code of conduct. The Company believes that, by definition, this request goes well beyond a mere precatory request; this request has the very real and practical effect of usurping the sovereignty of the Company's board of directors to manage the business and affairs of the Company, a Delaware corporation, by requiring the Company, or, by implication, the Company's board of directors, to adopt a code of corporate conduct that is in some unknown manner different from the Company's currently-adopted code of corporate conduct.

The Company also notes that the Proponent itself argues in the Proponent Letter that the Proposal is "strictly precatory in nature." Based on this admission by the Proponent, the Company believes that the Proponent is unlikely to object to the Company's position that the Proposal should indeed be precatory in nature and should not permit the Company's stockholders to usurp or commandeer board of director authority. For the reasons noted above, however, the Company believes that the Proposal is simply not precatory in its present form and requires modification to become so.

C. Conclusion.

The Company respectfully requests that the Staff consider the information contained in this letter in evaluating the Company's January Letter requesting that the Staff not recommend any enforcement to the Commission if the Proposal is omitted from the Company's proxy materials for the 2002 Annual Meeting.

If you have any questions or desire any additional information relating to the foregoing, please do not hesitate to contact the undersigned at (513) 579-7560.

Very truly yours,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

Enclosures

cc: Samantha M. Biletsky

EXHIBIT A

Proposal

(See Attached)

FEDERATED DEPARTMENT STORES, INC. / GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Federated Department Stores currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

March 22, 2002

Via Express Mail
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Stores, Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To whom it may concern:

Thank you for providing me with an opportunity to respond to the letter dated March 13, 2002 from the Senior Vice President, General Counsel, Corporate Secretary of Federated Department Stores, Inc. ("Federated" or the "Company") on behalf of Federated, to the Securities and Exchange Commission. I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds").

Federated once again argues that the Proposal may be omitted under Rule 14a-8(i)(3), Rule 14a-8(i)(10), and Rule 14a-8(i)(1). Again, the Funds respectfully request that the Division deny the relief that Federated seeks. (See the Funds' letter to the SEC, dated February 25, 2002). The Funds are submitting this letter to respond to certain points set forth in the Company's letter; therefore, this letter does not restate the contents of, and should be read in conjunction with, our February 25th letter.

Federated once again claims the Proposal is vague and misleading and now focuses on the Proposal's "based on" language as the cause of confusion. The plain terms of the Proposal request that the Company implement a code of conduct based on the five ILO human rights standards specifically referenced (with citations to the to the relevant Conventions). Federated refuses to acknowledge the Commission's decision in Stride Rite (January 16, 2002), where a proposal identical to ours was found to be clear and was not allowed to be omitted pursuant to Rule 14a-8(i)(3). Instead, Federated uses "Romeo and Juliet" and "West Side Story" and "O Brother Where Art Thou" and "The Odyssey" to attempt to explain why the "based on" language is confusing in the Proposal. I fail to see the relevance of their argument because it ignores the context in which the language is used. The Proposal, including its "based on" language, provides clear guidance to the shareholders and the Company's board about what issues the shareholders would be voting on. The Proposal identifies what the Company needs to do to in order to implement the Proposal. The "based on" language provides flexibility and discretion one would expect a company to desire rather than complain about.

Federated also again argues that it has substantially implemented the substance of the proposal and can therefore omit the Proposal pursuant to Rule 14a-8(i)(10). Again, the Funds disagree. Federated has not implemented the "essential objectives" of the Proposal. In addition to the arguments contained in my February 25, 2002 letter, I reiterate the importance of outside, independent monitoring to our Proposal. Outside independent monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance with human rights standards.[1] Our Proposal provides that monitoring functions would be performed by an independent contractor, not employed by the company and whose monitoring activities, including social audit, would therefore be wholly independent of the Company's influence and control. The intent of the Proposal is indicated in the "whereas" clause that calls for "independent monitoring" by "respected human rights" organizations or "religious organizations." The singular goal of the monitoring entity would be to accurately assess compliance with human rights standards. To achieve this goal, the monitoring entity would, among other things, conduct thorough audits, evaluations, and interviews with workers, local and regional non-government organizations, and trade unions, where available.

Federated's monitoring is all internal and self regulated. Internal monitoring is fraught with problems.[2] For example, a company's own quality control staff is often assigned to monitor human rights conditions. When competition is intense and profit margins slim, staff can face pressure to overlook working condition problems of a supplier that is otherwise reliable and low cost. Moreover, by definition, internal monitoring is closed off to the public. That lack of transparency serves to undermine the monitoring program's effectiveness and credibility. Federated does not use outside, independent auditors; on that basis alone, it has not fulfilled the "essential objectives" of the proposal and has not substantially implemented the proposal.

The facts of this case simply do not support Federated's position that it has substantially implemented the Proposal. The Funds maintain that the Commission's determination in Oracle Corporation (August 15, 2000), and in particular PPG Industries, Inc. (January 22, 2001), support the Funds' position that the Proposal should not be excluded under Rule 14a-8(i)(10). In PPG, the Commission refused to find that a virtually identical proposal to the Proposal at issue here, which contained all five of the ILO principles we cite, had not been substantially implemented by PPG, despite it s own corporate code of conduct.

1 For instance, a lawsuit filed in 1999 charged a number of U.S.-based companies with human rights violations of Saipan garment workers by violating, among other things, laws against involuntary servitude and forced labor. Some of the companies recently settled the case and agreed to pay approximately $ 8.8 million dollars to institute independent outside monitoring programs. See The Columbia Dispatch (November 1, 2001) and the Los Angeles Times (October 18, 2001). These articles were obtained from www.lexis.com.

2 See, e.g. Business Week- A Life of Fines and Beating, October 2, 2000 (discussing Wal-Mat's self-policing failures at a Chinese sweatshop that made Kathy Lee Gifford handbags for Wal-Mart).

Federated also again argues that the Proposal improperly usurps the Board of Directors power. This argument is without merit because it focuses on the word "commit" rather than the word "request" in the Proposal. (See the Funds' February 25, 2002 letter). The Proposal requests that the Company devise and implement a corporate code of conduct (based on the five ILO standards) with outside independent monitoring. As defined in Webster's II New College Dictionary, request means "[t]o ask for; [t]o ask (one) to do something." The Proposal is clearly precatory and not mandatory.

The Funds did not mischaracterize the Company's use of the McDonald's Corporation (March 13, 2001) case. Federated was using the case to support its argument that the Proposal can be excluded under Rule 14a-8(i)(1) and the case does not support that argument. I withdraw the reference to Stride Rite in my discussion of Rule 14a-8(i)(1). I would again urge Federated to look at Stride Rite in the context of Rule 14a-8(i)(3).

In addition to the arguments raised in our previous letter to you on this matter, we hope that this letter further clarifies the Funds' position that the Proposal should not be excluded pursuant to under Rule 14a-8(i)(3), Rule 14a-8(i) (10), or Rule 14a-8(i)(1).

Pursuant to Rule 14a-8(g), Federated bears the burden of proving that the Proposal can be excluded under the Rules. As detailed above, and in our pervious letter, Federated has failed to meet its burden.

The Funds respectfully request that you consider this letter, along with the prior letter submitted on February 25, 2002 and deny Federated' request for no-action relief. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky
Associate General Counsel

cc: Dennis J. Broderick
Patrick Doherty

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federated Department Stores, Inc.
Incoming letter dated January 25, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that Federated may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Federated may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Federated may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Federated may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Federated may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Federated may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir Devon Gumbs
Special Counsel